Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Registration Statement on Form S-8 of Ortho Clinical Diagnostics Holdings plc of our report dated March 11, 2020, except for (i) the change in the manner in which the Company accounts for revenue from contracts with customers and leases discussed in Note 3 to the consolidated financial statements, (ii) the effects of disclosing net loss per common share data discussed in Note 3, (iii) the segment disclosures in Note 20, as to which the date is October 16, 2020, and (iv) the effects of the stock split discussed in Note 2 to the consolidated financial statements, as to which the date is January 19, 2021, relating to the financial statements of Ortho-Clinical Diagnostics Bermuda Co. Ltd., which appears in Registration Statement on Form S-1 (No. 333-251875) of Ortho Clinical Diagnostics Holdings plc.

/s/ PricewaterhouseCoopers LLP

Boston, MA

February 4, 2021